Exhibit 21

List of Subsidiaries of PSS World Medical, Inc.

Name of Domestic Subsidiary	State of Formation	(Names under which Subsidiary conducts business)
Gulf South Medical Supply, Inc.	Delaware
Physician Sales & Service, Inc.	Florida
Physician Sales & Service Limited Partnership	Florida
PSS Holding, Inc.	Florida
PSS Service, Inc.	Florida
ThriftyMed, Inc.	Florida
WorldMed Shared Services, Inc.	Florida	PSS World Medical Shared Services, Inc.
Gulf South Medical Shared Services, Inc.
Proclaim, Inc.	Tennessee
Ancillary Management Solutions, Inc.	Tennessee
Activus Healthcare Solutions, Inc.	Delaware